FY2007 First Quarter Consolidated Financial Results
                      (April 1, 2006 through June 30, 2006)
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

                                                                  August 4, 2006

Company name                                       : Toyota Motor Corporation
Stock Exchanges on which the shares are listed     : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                     Stock Exchanges in Japan
Code number                                        : 7203
Location of the head office                        : Aichi Prefecture
URL                                                : http://www.toyota.co.jp
Representative                                     : Katsuaki Watanabe, President
Contact person                                     : Takahiko Ijichi, Managing Officer
                                                     Tel. (0565) 28-2121
Whether or not to be prepared in accordance with   : Yes
accounting principles generally accepted in the
United States of America

1. Consolidated results for FY2007 first quarter (April 1, 2006 through June 30, 2006)

(1) Consolidated financial results                                              (Amounts are rounded to the nearest million yen)
------------------------ --------------------------------- -------------------------------- ------------------------------------
                                                                                                Income before income taxes,
                                   Net revenues                   Operating income            minority interest and equity in
                                                                                              earnings of affiliated companies
------------------------ --------------------------------- -------------------------------- ------------------------------------
                            Million yen                 %     Million yen                %        Million yen                 %
FY2007 first quarter          5,638,112            (13.2)         512,419           (26.5)            554,648            (31.5)
FY2006 first quarter          4,981,785            (10.5)         405,128           (-9.7)            421,860           (-10.3)
------------------------ ---------------- ---------------- ---------------- --------------- ------------------- ----------------
FY2006                       21,036,909                         1,878,342                           2,087,360
------------------------ ---------------- ---------------- ---------------- --------------- ------------------- ----------------

------------------------ --------------------------------- -------------------------------- ------------------------------------
                                    Net income                  Net income per share                Net income per share
                                                                       - Basic                           - Diluted
------------------------ --------------------------------- -------------------------------- ------------------------------------
                            Million yen                 %                              Yen                                  Yen
FY2007 first quarter            371,504            (39.2)                           115.21                               115.16
FY2006 first quarter            266,899            (-6.9)                            81.80                                81.79
------------------------ ---------------- ---------------- -------------------------------- ------------------------------------
FY2006                        1,372,180                                             421.76                               421.62
------------------------ ---------------- ---------------- -------------------------------- ------------------------------------

Note : Regarding net revenues, operating income, income before income taxes, minority interest and equity in earnings of affiliated companies and net income, the figures in parentheses show percentage of changes from the corresponding period of the preceding year.

(2) Consolidated financial position
------------------------ ----------------------- ------------------------- -------------------------- --------------------------
                              Total assets         Shareholders' equity             Ratio of           Shareholders' equity per
                                                                              shareholders' equity              share
------------------------ ----------------------- ------------------------- -------------------------- --------------------------
                                    Million yen               Million yen                          %                        Yen
FY2007 first quarter                 28,743,348                10,452,892                       36.4                   3,250.47
FY2006                               28,731,595                10,560,449                       36.8                   3,257.63
------------------------ ----------------------- ------------------------- -------------------------- --------------------------

2. Forecast of consolidated results for FY2007 (April 1, 2006 through March 31, 2007)

------------------------ ----------------------- ------------------------- --------------------------- -------------------------
                                                                              Income before income
                              Net revenues            Operating income      taxes, minority interest          Net income
                                                                           and equity in earnings of
                                                                              affiliated companies
------------------------ ----------------------- ------------------------- --------------------------- -------------------------
                                    Million yen               Million yen                Million yen                Million yen
FY2007                               22,300,000                 1,900,000                  1,970,000                  1,310,000
------------------------ ----------------------- ------------------------- --------------------------- -------------------------

Figures in the above forecast of consolidated results have not changed from those disclosed on May 10, 2006.
Reference: Forecast of net income per share - Basic (FY2007): 407.36 Yen

Cautionary Statement with Respect to Forward-Looking Statements

        This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

        A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.